Buenos Aires, May 11th, 2020

Bolsas y Mercados Argentinos S.A.

Comisión Nacional de Valores

Ref.: Relevant Event. Corporate Reorganization.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos S.A. and the National Securities Commission (‘Comisión Nacional de Valores’) in my capacity as Head of Market Relations of Pampa Energía SA (‘Pampa’ or the ‘Company’) to inform, in addition to what was published on March 9th, 2020 that the Company’s and Central Piedra Buena S.A. (“CPB”) Shareholders Meetings approved the corporate reorganization consisting of the merger by absorption between Pampa, as the absorbing company, and CPB, as absorbed company, all in accordance with the terms of the Preliminary Merger Agreement dated March 9th, 2020. The aforementioned merger will be effective as of January 1st, 2020.

Sincerely,

María Agustina Montes

Head of Market Relations